

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2012

Via E-mail
Michael S. Ciskowski
Chief Executive Officer and President
Corner Store Holdings, Inc.
One Valero Way
San Antonio, Texas 78249

  Re: **Corner Store Holdings, Inc.**
    Form 10
    Filed November 16, 2012
    File No. 001-35743

Dear Mr. Ciskowski:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide all information required by Form 10, including filing the required exhibits, and complete all blanks in the information statement, subject to applicable exemptions. Please confirm to us your understanding that we will require sufficient time to review such information before accelerating the effectiveness of the registration statement.

Exhibit 99.1

Questions and Answers About the Separation and the Distribution, page 7

Does the Corner Store intend to pay dividends?, page 10

2. We note your disclosure here and elsewhere in your filing that you intend to pay a cash dividend at an initial rate of $0.0625 per share per quarter. Please explain to us how you

have complied with the guidance in Item 10(b) of Regulation S-K for this projected future dividend, and particularly how you have complied with the guidance in Item 10(b)(3).

The Separation and the Distribution, page 30

General, page 30

3. Please expand your disclosure to list the material assets and liabilities that will be transferred to Corner Store Holdings and its subsidiaries.

4. We note your disclosure on page 107 regarding the indebtedness you expect to incur in connection with the separation and the subsequent debt exchange by Valero. Please revise your disclosure to explain briefly how the financial terms of the separation were determined, including the financing arrangements.

Material U.S. Federal Income Tax Consequences of the Distribution, page 32

5. We note that the condition of Valero's receipt of an IRS private letter ruling may be waived by Valero. If Valero waives such condition and the change in tax consequences is material to Valero's shareholders, please tell us how Valero intends to communicate such change in tax consequences to its shareholders.

6. We note the statement at the bottom of page 29 that you undertake no obligation to publicly release any revision to any forward-looking statement. We also note the forward-looking statement that Valero expects to receive a tax opinion from a nationally recognized accounting firm. If Valero has not received the tax opinion on the date of the information statement, does not obtain the tax opinion prior to the distribution, and the change in tax consequences is material to Valero's shareholders, then please tell us how Valero intends to communicate such change in tax consequences to its shareholders.

Conditions to the Distribution, page 36

7. We note that you may waive the conditions that the SEC declares the Form 10 effective and that the information statement be mailed to Valero shareholders. Please confirm to us your understanding that such conditions must be satisfied for you and Valero to rely on our position set forth in Staff Legal Bulletin No. 4.

Transferability of Shares of Our Common Stock, page 36

8. When known, please disclose the amount of shares that may be resold by your affiliates, subject to Securities Act Rule 144. See Item 201(a)(2)(ii) of Regulation S-K.

Unaudited Pro Forma Combined Financial Statements, page 50

9. Your disclosure on pages 50 and 51 suggests that you have only included pro forma adjustments for items that are directly attributable to the transaction and are factually supportable. We also note your statement that you have included an estimated adjustment for the U.S. Fuel Supply Agreements and you will revise this adjustment in a subsequent registration statement once these agreements are finalized. However, it appears from the footnotes to these pro forma financial statements that there are additional agreements that have not yet been finalized for which you are presenting pro forma adjustments. For example, you refer to Valero's expected agreement to indemnify you in footnote (b), and you refer to the amount of long-term debt that you expect to incur in footnote (f). Please identify for us each pro forma adjustment that you are currently presenting for which the amount of the adjustment is not based on a signed contract. For each such adjustment, if you believe that the amount of the pro forma adjustment is objectively determinable and factually supportable without a signed contract, explain why in reasonable detail. If the amount is not yet objectively determinable and the current pro forma adjustment will be revised in a subsequent amendment once the related contract is finalized, please clarify this. You may exclude adjustments related to taxes from this analysis.

10. We note your discussion of several expenses that are not reflected in the pro forma financial statements due to the fact that the impact is non-recurring. While we agree that non-recurring items should not be reflected in the pro forma income statements, adjustments to the pro forma balance sheet should include both those items that have a continuing impact and those that are nonrecurring to the extent they are also factually supportable and directly attributable to the transaction. Refer to Rule 11-02(b)(6) of Regulation S-X. Please revise as necessary. If items have been excluded from the pro forma balance sheet because they are not yet measurable, please revise your disclosure to clarify this.

11. We note that you state that the unaudited pro forma combined statements of income for the nine months ended September 30, 2012 and the year ended December 31, 2011 have been prepared as though the separation occurred on January 1, 2012 and 2011, respectively. We believe that pro forma adjustments should be computed assuming the transaction occurred at the beginning of the fiscal year presented and carried forward through any interim period presented. Please revise accordingly.

12. We note that you have used a 5 percent interest rate to compute your pro forma interest expense. Please tell us if this rate is a current interest rate or an interest rate for which you have a commitment. If not addressed in your response to comment 9 above, please also tell us if you intend to update this interest rate in future amendments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 59

Outlook, page 62

13. We note your disclosure that you expect to incur up to $1.05 billion in debt in connection with your separation from Valero. In connection with the separation and the distribution, you expect to issue debt to third parties and distribute the cash proceeds to Valero and issue debt directly to Valero in consideration for the contribution by Valero to you of the retail business. Please tell us, and revise your disclosures to clarify, whether the cash you will distribute to Valero is part of the consideration for the retail business or whether the substance of this cash distribution is a dividend to your parent company. Based on your response, please explain to us how you considered the guidance in SAB Topic 1:B.3.

Results of Operations, page 63

14. Please revise your discussion of results of operations to provide more insight to your investors on the underlying causes of increases or decreases in the components of net income. When you identify intermediate causes of changes in revenues, such as an increase or decrease in supply or demand or an increase in wholesale prices, please provide your readers with insight into the underlying drivers of those changes.

Segment Results, page 65

Retail – U.S., page 65

15. We note that you have presented Adjusted EBITDA for each of your segments and that you have reconciled your measure to operating income. Please update your reconciliation to reconcile adjusted EBITDA to net income. Refer to question 103.02 from our Compliance and Disclosure Interpretation at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

16. We note in footnote (a) at the top of page 66 that you state that Adjusted EBITDA does not purport to be an alternative to cash flows from operating activities as a measure of liquidity. Please tell us if you use adjusted EBITDA as a liquidity measure and how you considered reconciling it to cash flows from operations.

Liquidity and Capital Resources, page 70

Capital Requirements, page 71

17. We note your disclosure that you expect total capital expenditures for the fourth quarter of 2012 and the full year 2013 to be approximately $80 million and $220 million, respectively. Please explain in further detail if this includes expenditures expected to

separate and/or duplicate IT and other systems and operate as a stand-alone entity. Please update your discussion to explain how these additional expenditures will affect your liquidity.

Certain Relationships and Related-Party Transactions, page 95

18. We note the disclosure in "The Separation and the Distribution—Treatment of Stock-Based Compensation." To the extent that any accelerated vesting of non-vested stock-based awards held by a related person, as defined in Instruction 1 to Item 404(a) of Regulation S-K, results in more than $120,000 of stock-based awards vesting for such person, please disclose the information required by Item 404(a) of Regulation S-K.

Related-Party Transactions, page 95

19. We note that following the distribution, Valero will be a security holder covered by Item 403(a) of Regulation S-K, with respect to you, and accordingly a related person. See Instruction 1.b.i to Item 404(a) of Regulation S-K. Please clarify whether your transactions with Valero following the distribution will be covered by the Code of Business Conduct and Ethics or another policy for the review, approval, or ratification of related-party transactions. See Item 404(b)(1) of Regulation S-K.

Agreements Between Us and Valero, page 95

20. With respect to the U.S. lease agreement and the Canadian sublease agreement, please provide the disclosure required by Item 404(a)(3) of Regulation S-K and Instruction 3.a to Item 404(a) of Regulation S-K.

Stockholder's and Registration Rights Agreement, page 98

21. Please disclose how Valero will determine the voting of other stockholders in deciding how it will vote via the proxy granted to you.

Description of Capital Stock, page 102

Exclusive Forum, page 105

22. Several lawsuits are currently challenging the validity of choice of forum provisions in certificates of incorporation. Please disclose that although you have included a choice of forum clause in your certification of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable.

Financial Statements and Supplementary Data, page F-1

Note 8. Commitments and Contingencies, page F-17

Litigation Matters, page F-17

23. We note that for each of the litigation matters discussed you have disclosed that an estimate of the possible range of loss cannot reasonably be made. We have the following comments:

- We note your statement at the bottom of page F-17 that you believe that any changes to the recorded liabilities will not be material to your financial position or results of operations. Please tell us how you were able to reach this conclusion given your statement that an estimate of the possible range of loss for each specifically identified litigation matter cannot reasonably be made.

- Please supplementally: (1) explain to us the procedures you undertook to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Michael S. Ciskowski
Corner Store Holdings, Inc.
December 14, 2012
Page 7

You may contact Lisa Sellars at (202) 551-3348 or Jennifer Thompson at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee at (202) 551-3427, Catherine Brown at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Jay D. Browning
         Clayton E. Killinger
         Valero Energy Corporation